

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 3, 2009

Fred L. Hite
Chief Financial Officer
Symmetry Medical, Inc.
3724 North State Road 15
Warsaw, Indiana 46582

        Re: Symmetry Medical, Inc.
                 Form 10-K for the fiscal year ended January 3, 2009
                      Filed March 11, 2009
                 File No. 1-32374

Dear Mr. Hite:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                Kevin L. Vaughn
                                Accounting Branch Chief